UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 0-10777

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN
Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

Exhibit Index

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Central Pacific Bank 401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Honolulu, Hawaii
June 27, 2008

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Investments, at fair value (notes 3 and 4):
Mutual funds	$61,525,332	$51,329,829
Common stock fund	19,273,294	41,817,533
Collective trust fund	14,568,957	12,416,825
Participant loans	1,165,129	872,193
Total investments	96,532,712	106,436,380
Receivables (note 8):
Employer’s profit sharing contribution	953,962	1,948,386
Employer’s matching contribution	474,444	2,000,018
Participants’ contribution	123,715	115,548
Accrued interest	53,962	59,855
Total receivables	1,606,083	4,123,807
Assets reflecting all investments at fair value	98,138,795	110,560,187
Adjustment from fair value to contract value for fully
benefit-responsive investments (notes 2 and 3)	(110,235)	119,483
Assets available for benefits	$98,028,560	$110,679,670

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Investment income (loss):
Net appreciation (depreciation) in fair value of
investments (note 3)	$(20,863,790)	$6,739,921
Dividend income	4,454,500	3,318,661
Interest income	645,639	564,103
Total investment income (loss)	(15,763,651)	10,622,685
Contributions:
Participant	3,734,222	3,399,706
Employer – 401(k) matching	1,771,792	1,660,472
Employer – profit sharing	953,962	1,948,386
Rollovers	196,432	474,199
Total contributions	6,656,408	7,482,763
	(9,107,243)	18,105,448
Deductions:
Benefits paid	(5,104,996)	(8,718,564)
Administrative expenses (note 4)	(6,903)	(6,098)
	(5,111,899)	(8,724,662)
Net increase (decrease) before transfer from
other plans	(14,219,142)	9,380,786
Transfer from other plans (note 1)	1,568,032	510,091
Net increase (decrease)	(12,651,110)	9,890,877
Assets available for benefits:
Beginning of year	110,679,670	100,788,793
End of year	$98,028,560	$110,679,670

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(1)	Description of the Plan

The following brief description of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement savings plan covering all employees of Central Pacific Bank (the Bank). The Plan permits employees to make participant contributions and receive base matching contributions after six months of service. Additionally, employees who have completed one year of employment and 1,000 hours of service during the year are entitled to share in any excess matching, discretionary profit-sharing, and Employee Stock Ownership Plan (ESOP) contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On September 15, 2004, Central Pacific Financial Corp. (the Company) completed its merger with CB Bancshares, Inc. (CBBI) whereby the Company acquired all of CBBI’s outstanding shares for cash and stock. Pursuant to the merger agreement, the employees of CBBI and its subsidiaries are eligible to participate in the Company’s plan on substantially the same terms as the Company’s employees, taking into account for purposes of eligibility and vesting, service by employees of CBBI and its subsidiaries as if such services were with the Company. The Bank is a wholly owned subsidiary of the Company.

Effective December 31, 2004, the CBBI Profit Sharing Retirement Savings Plan (CBBI Plan) was merged into the Plan and plan assets of $17,150,649 were transferred from the CBBI Plan to the Plan in February 2005. Upon the merger of the CBBI Plan into the Plan, the provisions of this Plan, as amended, apply to the accounts transferred from the CBBI Plan.

Effective September 15, 2004, the CBBI Employee Stock Ownership Plan (CBBI Plan) was terminated and plan assets of $510,091 were transferred from the CBBI Plan to the Plan in December 2006. Upon the merger of the CBBI Plan into the Plan, the provisions of this Plan, as amended, apply to the accounts transferred from the CBBI Plan.

On August 17, 2005, the Bank acquired Hawaii HomeLoans, Inc. (HHL). Effective December 31, 2005, the Hawaii HomeLoans, Inc. 401(k) Retirement Savings Plan (HHL Plan) was terminated and plan assets of $1,568,032 were transferred from the HHL Plan to the Plan in July 2007. Upon the merger of the HHL Plan into the Plan, the provisions of this Plan, as amended, apply to the accounts transferred from the HHL Plan.

(b)	Participant Contributions

Participant contributions to the Plan are based on an elected percentage of 1% to 100% of participant compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

(c)	Employer Contributions – 401(k)

The Bank may make matching contributions to the Plan out of its own funds equal to 100% of the elective deferrals made by eligible participants, up to a limit of not less than 4% or more than 6% of the participant’s eligible compensation with the first 4% referred to as Base Matching Contributions and the balance, if any, referred to as Excess Matching Contributions. The Bank may also make discretionary contributions to eligible participant’s accounts. No discretionary contributions were made in 2007 or 2006.

(d)	Employer Contributions – Profit Sharing

The Bank’s annual profit sharing contribution is at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the Plan year. The participant must be employed on the last day of the Plan year to be eligible to share in any profit sharing contribution. Employer profit sharing contributions for 2007 and 2006 were $953,962 and $1,948,386, respectively.

(e)	Employer Contributions – Employee Stock Ownership Plan

The Central Pacific Bank Employee Stock Ownership Plan (ESOP) was merged in to the Plan effective July 1, 2003. The Bank may make ESOP contributions to the Plan at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the Plan year. No discretionary contributions were made in 2007 or 2006.

(f)	Participants’ Accounts and Forfeitures

Each participant’s account is credited with the participant’s contribution, the employer matching contribution, and any specified discretionary contributions, and is credited or charged with an allocation of Plan net earnings or losses. Daily allocations of Plan net earnings or losses are based on participants’ account balances at the end of the previous day. Forfeitures of employer contributions may be (1) reallocated to participants, (2) used to reduce employer contributions, or (3) used to offset Plan expenses. Prior to 2007, the Bank elected to reallocate forfeitures to participants. In February 2007, the Bank elected to use forfeitures to offset Plan expenses. At December 31, 2007, there were $14 of forfeited nonvested employer matching contributions and $28,685 of forfeited nonvested profit sharing contributions to be used to offset Plan expenses. At December 31, 2006, there were $13 of forfeited nonvested employer matching contributions and $12,236 of forfeited nonvested profit sharing contributions.

(g)	Vesting

Participant contributions and employer Base Matching Contributions plus actual earnings thereon are immediately vested. A participant’s balance of his or her employer Excess Matching Contribution account and the employer’s discretionary contributions are vested based on the participant’s years of service, at a rate of 20% per year.

(h)	Loans to Participants

Participants may borrow from their account up to 50% of their vested 401(k) account balance up to a maximum of $50,000, provided that the loan is paid back with interest within 5 years (or 15 years for the purchase of a primary residence). The loans are secured by the balance in the participant’s account and bear interest at prevailing rates. Participant loans may be granted for any personal reason. At December 31, 2007, participant loans bear interest at various rates ranging from 3.59% to 9.50% and mature in years beginning in 2008 through 2022.

(i)	Payment of Benefits

Upon a participant’s death, disability, retirement, or other termination of employment with the Bank, the participant will elect to be paid either a lump-sum amount, periodic installments over a fixed period, a direct rollover to another qualified plan or traditional individual retirement account, or a combination of these options equal to the value of his or her account. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed to the participant in a lump sum as soon as practicable after the participant’s severance from employment. No consent of the participant is required for this involuntary cashout to be made.

(j)	Administration

The Plan is administered by an administrative committee, which is composed of certain appointed employees of the Bank. The administrative committee has the responsibility of selecting the investment options of the trust into which participants can direct their contributions.

Vanguard Fiduciary Trust Company (the Trustee) is the trustee of the Plan. The Trustee has the responsibilities of investing, holding, collecting, distributing, and accounting for the assets of the trust.

All expenses incurred in the administration of the Plan have been paid by the Bank to the extent not paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The common stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Quoted market prices are used to value the mutual funds. The collective trust fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. This investment is presented at the fair value of units held by the Plan as of December 31 in the statements of assets available for benefits, including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. Participant loans are valued at cost, which approximates fair value.

Net appreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Risks and Uncertainties

The Plan may invest in various types of investment securities, including shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. stock fund (CPF Stock Fund). Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

(f)	Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements that are already required or permitted under existing accounting pronouncements with some exceptions. SFAS No. 157 retains the exchange price notion in defining fair value and clarifies that the exchange price is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability. It emphasizes that fair value is a market-based, not an entity-specific, measurement based upon the assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions in fair value measurements, SFAS No. 157 establishes a hierarchy that gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). SFAS No. 157 expands disclosures about the use of fair value, including disclosure of the level within the hierarchy in which the fair value measurements fall and the effect of the measurements on earnings (or changes in assets) for the period. The Plan will adopt SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 is not expected to impact the Plan’s financial statements, but will impact the Plan’s fair value measurement disclosures in future periods.

(3)	Investments

The following presents investments as of December 31, 2007 and 2006. Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.

	2007	2006
Mutual funds:
Vanguard PRIMECAP Fund	$10,089,113	$9,611,808
Vanguard Target Retirement 2020 Fund	6,366,920	—
Vanguard Total International Stock Index Fund	6,265,104	—
American Century Value Fund	5,985,814	5,907,617
Vanguard Growth and Income Fund	5,310,674	4,354,458
Vanguard LifeStrategy Moderate Growth Fund	—	11,289,150
Others	27,507,707	20,166,796
	61,525,332	51,329,829
Common stock fund – Central Pacific Financial Corp.
stock fund	19,273,294	41,817,533
Collective trust fund – Vanguard Retirement Savings Trust,
at fair value	14,568,957	12,416,825
Adjustment from fair value to contract value	(110,235)	119,483
Collective trust fund, at contract value	14,458,722	12,536,308
Participant loans	1,165,129	872,193
Total investments	$96,422,477	$106,555,863

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

	2007	2006
Central Pacific Financial Corp. stock fund	$(21,008,870)	$3,236,718
Mutual funds	145,080	3,503,203
	$(20,863,790)	$6,739,921

(4)	Related-Party Transactions

Plan investments include shares of mutual funds, shares of a collective trust fund and participant loans managed by an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest. Administrative expenses paid to the Trustee amounted to $6,903 and $6,098 for the years ended December 31, 2007 and 2006, respectively.

Plan investments also include 1,032,466 and 1,070,536 shares of Central Pacific Financial Corp. common stock held in the CPF Stock Fund as of December 31, 2007 and 2006, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(6)	Tax Status

The Plan obtained its latest determination letter in 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. The Company has identified certain compliance issues with respect to the Plan and has submitted an application through the Voluntary Fiduciary Correction Program to the IRS (note 8).

(7)	Plan Amendments

The Bank acquired HHL on August 17, 2005. The employees of HHL are eligible to participate in the Bank’s plan on substantially the same terms as the Bank’s employees, taking into account for purposes of eligibility and vesting, service by employees of HHL prior to such acquisition and with Central Pacific HomeLoans, Inc. (successor to HHL), a wholly owned subsidiary of the Bank, from August 17, 2005 to December 31, 2005. Effective January 1, 2006, every employee who was a participant in the HHL Plan on December 31, 2005 shall be a participant in this Plan. Any employee of Central Pacific HomeLoans, Inc. who was not a participant in the HHL Plan shall become a participant in accordance with the rules of new employees of this Plan.

Effective January 1, 2006, the Plan was also amended to permit participants to change the amount of their deferral elections as often as the first day of each month. In addition, effective January 1, 2006, the Plan was amended to eliminate a Cash or Deferred Arrangement (CODA) which previously provided the participant the option to receive one half of their profit sharing contribution allocation in cash or to defer such amount to their 401(k) account.

Effective October 1, 2007, the Plan limited participant investment holdings in the CPF Stock Fund to 20% of such participant’s total Plan account balance. This was adopted in order to limit the risk of single stock investments. Participants with CPF Stock Fund holdings greater than 20% on October 1, 2007 were grandfathered and not required to liquidate their holdings. However, these participants could not increase their holdings in the CPF Stock Fund and would be subject to the restriction if their holdings in the CPF Stock Fund fell below 20%.

(8)	Technical Plan Compliance Issues

In 1996, the Central Pacific Bank Profit-Sharing Plan (the Profit-Sharing Plan) was merged into the Plan. The Profit-Sharing Plan required a participant to be employed on the last day of the year in order to be eligible to share in any profit sharing contribution. The Plan did not have a last day of the year requirement; it required only that a participant complete a “year of service” (i.e., 1000 hours of service) to be eligible to share in any discretionary employer contribution. The Plan was never amended when the Profit-Sharing Plan was merged into it. The Plan was amended in 2005 to clarify that participants are eligible to share in profit sharing contributions only if they are employed on the last day of the Plan year.

In 1999, the Plan was converted to a “safe-harbor” 401(k) plan. A “safe-harbor” plan automatically meets the nondiscrimination tests under Section 401(k) of the Code because the employer makes certain required contributions. However, the Bank never intended to and never has matched contributions made under the CODA. Since CODA contributions were not matched, the Plan has never met the safe harbor requirements. The Company voluntarily proposed to correct these specific ERISA violations through a Voluntary Correction Program filing with the IRS in July 2007. The Company made an accrual in 2005 for CODA matching contributions, including earnings thereon, amounting to $398,098 for the years 2000 through 2005. At December 31, 2007, the accrual amounted to $393,508, of which $339,546 is included in employer’s matching contribution receivable and $53,962 is included in accrued interest receivable in the accompanying statement of assets available for benefits. At December 31, 2006, the accrual amounted to $399,401, of which $339,546 is included in employer’s matching contribution receivable and $59,855 is included in accrued interest receivable in the accompanying statement of assets available for benefits. The Company does not believe that an accrual for profit sharing contributions or interest thereon is necessary for participants not employed on the last day of the year since it was always their intent that participants be employed on the last day of the year. In addition, all Plan correspondence to participants indicated that participants had to be employed on the last day of the Plan year. The Company received notification from the IRS in November 2007 that the corrections proposed by the Company adequately resolve the technical plan compliance issues. The CODA matching contributions and earnings thereon were subsequently paid by the Company to the Plan in February 2008.

The employer’s matching contributions for the years 1996 through 2007 were overstated due to an administrative error in the calculation of such amounts for the initial year that new participants in the Plan were eligible to receive such contributions. The amount of excess contributions was not significant to the Plan’s financial statements in any individual year. The Company is currently working with its legal counsel to determine the necessary actions required to adequately resolve this technical plan compliance issue.

			Schedule

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
		Description of investment,
	(b)	including maturity date,	(d)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	value
*	Vanguard PRIMECAP Fund	Mutual fund, 140,029 shares	$10,089,113
*	Vanguard Target Retirement 2020 Fund	Mutual fund, 271,279 shares	6,366,920
*	Vanguard Total International Stock
	Index Fund	Mutual fund, 314,988 shares	6,265,104
	American Century Value Fund	Mutual fund, 967,014 shares	5,985,814
*	Vanguard Growth and Income Fund	Mutual fund, 165,855 shares	5,310,674
*	Vanguard Target Retirement 2015 Fund	Mutual fund, 334,670 shares	4,370,792
*	Vanguard Target Retirement 2010 Fund	Mutual fund, 167,863 shares	3,870,914
*	Vanguard Target Retirement 2025 Fund	Mutual fund, 230,895 shares	3,167,875
*	Vanguard Long-Term Investment Grade
	Fund Investor Shares	Mutual fund, 339,888 shares	3,079,389
	Schroder U.S. Opportunities Fund	Mutual fund, 132,968 shares	2,902,689
*	Vanguard Total Stock Market Index
	Fund Investor Shares	Mutual fund, 74,339 shares	2,628,638
*	Vanguard Total Bond Market Index Fund	Mutual fund, 202,219 shares	2,054,543
*	Vanguard Target Retirement 2030 Fund	Mutual fund, 76,586 shares	1,827,335
*	Vanguard Target Retirement 2005 Fund	Mutual fund, 126,434 shares	1,519,737
*	Vanguard Target Retirement 2035 Fund	Mutual fund, 82,250 shares	1,202,492
*	Vanguard Target Retirement 2040 Fund	Mutual fund, 11,633 shares	276,505
*	Vanguard Target Retirement Income	Mutual fund, 20,551 shares	228,727
*	Vanguard Target Retirement 2050 Fund	Mutual fund, 8,834 shares	210,774
*	Vanguard Target Retirement 2045 Fund	Mutual fund, 11,087 shares	167,297
	Total mutual funds		61,525,332
*	Central Pacific Financial Corp.
	stock fund	Common stock fund, 1,044,057 units	19,273,294
*	Vanguard Retirement Savings Trust	Collective trust fund, 14,458,722 units
		at contract value, fair value of
		$14,568,957	14,458,722
*	Participant loans	164 total loans, with interest rates from
		3.59% to 9.50%, maturing in years
		beginning in 2008 through 2022	1,165,129
			$96,422,477
* Party-in-interest.

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Pacific Financial Corporation who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN

Date: June 30, 2008	By:	/s/ Karen Street
Karen Street
Executive Vice President and Director of Human Resources

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN
Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm